RADICA GAMES LIMITED
                          ANNOUNCES NEW 1998 PRODUCTS

FOR IMMEDIATE RELEASE                       CONTACT:  PATRICK S. FEELY
January 8, 1998                                       PRESIDENT & COO
                                                      (LOS ANGELES, CALIFORNIA)
                                                      (626) 744 1150

                                                      DAVID C.W. HOWELL
                                                      EXECUTIVE V.P. & CFO
                                                      (HONG KONG)
                                                      (852) 2688 4201


(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced today seven new products that are being introduced at the Hong Kong Toys and Games Fair this week and will also be shown at other world wide toy shows during the next month.

The Company reported that of particular importance is the introduction of four new products utilizing Virtual Motion Sensor(TM)(VMS)(TM) technology. These products incorporate technology that allows the game to respond to the movement of the product by the player thereby creating the experience of virtual reality.

The lead product using this technology is the Trail Burner(TM) mountain bike racing game. This product is shaped in the form of handlebars, which when tilted left or right, steer the racer on the game's LCD screen. Pulling back on the handlebars allows the racer to jump over obstacles. The product also responds with vibrations as a result of jumps, crashes, competing racers' kicks or trail hazards. The Company intends to advertise Trail Burner(TM) on television in the Fall.

The VMS(TM) feature also will be included in three other products. Inline Alley(TM) is an inline skate racing game that allows a player to control the racer by tilting and jerking the game, which is shaped like an inline skate. Speed control is activated by spinning a wheel on the game which looks like a skate wheel. Tracer Ace(TM) is an anti-aircraft shooting game shaped like an anti-aircraft gun that must be aimed by tilting the product towards incoming aircraft in order to shoot them down while avoiding their bombs. Night Vision Stealth Assault(TM) is a line extension to the Company's successful Night Vision series introduced in 1997. This product is an air combat game employing a vision scope shaped like a stealth fighter. The product senses the pitch and roll movement of the player in attempting to defeat enemy aircraft.

In addition to the VMS(TM) products, Radica announced that it is introducing a soccer game that will be available in time for the World Cup this summer. The game employs an innovative trackball control that allows high speed player movement, passing and shooting. Also at the Toys and Games Fair will be new, improved versions of the Company's successful golf and solitaire products.

Radica stated that it was very encouraged by the response of its customers to these new products in private showings last Fall. The Company also stated that it is pleased with initial orders for its Spring

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introductions previously announced, including its new fishing and casino products as well as its NASCAR Racer(TM) product that was recently announced.

"Our 1998 product line represents the most exciting and diverse group of products ever introduced by Radica. We think VMS(TM) technology will totally redefine the category of handheld electronic games in 1998," said Bob Davids, Chief Executive Officer.

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1990, as filed with the Securities and Exchange Commission. See 'Item 1. Description of Business - Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and table top games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com"

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